Confidential Treatment
Requested by JPMorgan Chase & Co.

January 19, 2006
Mr. Donald Walker
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re:	JPMorgan Chase & Co.
Form 10-K for the Fiscal Year Ended December 31,2004
Filed March 2, 2005
File No.1-5805
Dear Mr. Walker:
     JPMorgan Chase & Co. (the “Company”) hereby submits this letter to respond to comments by the Staff of the Securities and Exchange Commission contained in your letter dated December 28, 2005 addressed to the undersigned.
     To assist in your review of our responses, we have set forth below in full the comments contained in the December 28th letter, together with our responses to such comments.
     The Company hereby requests that the Securities and Exchange Commission afford confidential treatment, pursuant to Rule 83, of the entire response to comment 1 contained in the December 28, 2005 letter.
Form 10-K for Fiscal Year Ended December 31, 2004
Management’s Discussion and Analysis
Balance Sheet Analysis
Trading Assets and Liabilities — Derivative Receivables and Payables, page 49
1.  Please expand to complete your response to prior comment 4 of our letter dated November 18, 2004
[redacted]

Confidential Treatment
Requested by JPMorgan Chase & Co.

Audited Financial Statements
Notes to Consolidated Financial Statements
Note 29 — Fair Value of Financial Statements
Derivatives, page 122
2.  We have reviewed your response to prior comment 3 of our letter dated November 17, 2005. We noted that your policy is to amortize deferred profit over the remaining maturities of the derivative transactions. Please tell us the method or methods you use to amortize deferred profit into income.
     The Firm’s primary method of amortization of deferred profit is straight-line amortization over the life of the derivative transactions. Straight-line amortization is considered appropriate because the Firm’s derivative transactions subject to EITF 02-03 in many cases involve the realization of cash flows and the regular occurrence of predicted events, such as interest rate resets, during the life of the contracts. Straight-line amortization thus reflects of the decreasing risk of measurement error in the initial estimate of fair value.
     The Firm recognizes that straight-line amortization over the life of the derivative transaction may not be appropriate under all circumstances or for all products. Such circumstances are evaluated on a case by case basis, and represent a de minimus portion of the Firm’s activity.
3.  In future filings, please revise to disclose your amortization methods when deferred gains are material to net income for the periods presented
     As requested, when deferred gains are material to net income for the period presented, the Firm will provide in the relevant filing supplemental disclosure of the amortization method used to recognize the deferred gains.
* * *
This is to acknowledge that:  (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

/s/ Michael J. Cavanagh
Michael J. Cavanagh
Chief Financial Officer

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